Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

    We consent to the use in this Registration Statement of AMC Entertainment Inc. on Form S-3 of our report dated January 26, 2001 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to an emphasis of a matter and the going concern uncertainty related to the GC Companies, Inc. and subsidiaries reorganization proceedings under Chapter 11 of the Federal Bankruptcy Code and a change in the method of accounting for costs of start-up activities) relating to the financial statements of GC Companies, Inc. and subsidiaries, Debtor-in-Possession, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
December 14, 2001